Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NearStar Fusion Inc.
13935 Willard Road
Chantilly , VA 20151
https://www.nearstarfusion.com/

Up to $1,070,000.00 in Common Stock w/ Voting Proxy at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NearStar Fusion Inc.
Address: 13935 Willard Road , Chantilly , VA 20151
State of Incorporation: DE
Date Incorporated: April 13, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock w/ Voting Proxy
Offering Maximum: $1,070,000.00 | 107,000 shares of Common Stock w/ Voting Proxy
Type of Security Offered: Common Stock w/ Voting Proxy
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 20% bonus shares

Super-Duper Early Bird Bonus

Invest within the next 72 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the next 14 days and receive an additional 5% bonus shares

Amount-Based Perks:

$5,000+ | Bronze Tier

Invest $5,000+ and receive additional 2% bonus shares.

$10,000+ | Silver Tier

Invest $10,000+ and receive additional 5% bonus shares.

$20,000+ | Gold Tier

Invest $20,000+ and receive additional 10% bonus shares.

$50,000+ | Platinum Tier

Invest $50,000+ and receive additional 15% bonus shares.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

NearStar Fusion Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

NearStar Fusion Inc. is working to develop a fusion power plant design based, in part, on fusion technologies that have been the subject of years of R&D. Our goal is to develop a fusion power plant design that will be capable of providing abundant, always-on, resilient carbon-free energy. NearStar Fusion's plan is to license or sell the power plant design to an energy technology company that will manufacture and install power plants worldwide based on the NearStar design.

Corporate History

NearStar Fusion Inc. is a separate, new company spun out of HyperJet Fusion Corporation. NearStar Fusion Inc. was formed for the purpose of developing Hypervelocity Gradient Field Fusion (HGFF) and is comprised of some of the same team members from HyperJet Fusion Corporation. HyperJet Fusion and NearStar Fusion are related in that the majority shareholder for both companies is Dr. F. Douglas Witherspoon. Dr. Witherspoon owns approximately 68% of HyperJet and 62.6% of NearStar. NearStar Fusion Inc. was initially organized as a Delaware C corporation on 4/13/2021. Initially, NearStar and HyperJet will share employees under a financial arrangement yet to be determined. In addition, NearStar will utilize HyperJet Fusion lab space under a financial arrangement yet to be determined. NearStar will also be hiring outside consultants who are not part of HyperJet Fusion to help perform some of the initial R&D modeling effort.

Leadership Team Disclosures

Randel Roy, the CEO of NearStar Fusion Inc., currently splits his time between two other roles. Upon the completion of this Reg CF offering, Mr. Roy intends to transition to a full-time basis. Christopher J. Faranetta, Co-Founder, Vice President & Director, currently works full-time, and Dr. F. Douglas Witherspoon, Chairman, President & Chief Scientist, works 20 hours per week.

NearStar Fusion Inc. does not currently pay its executives a salary in order to conserve funds. However, all executives currently hold equity in the Company. If the Company raises enough funds to pay for the R&D required to achieve its primary research objective, then it may pay salaries to Mr. Roy and Mr. Faranetta.

Intellectual Property

The Company received the right to use the IP for the Hypervelocity Gradient Field Fusion concept from Dr. F. Douglas Witherspoon who was granted the ownership rights from HyperJet Fusion Corporation. Dr. F. Douglas Witherspoon transferred his rights to the HGFF intellectual property in return for approximately 70% ownership in the Company at the time of the Company's inception. The Company intends to develop additional significant HGFF IP through its early and ongoing research efforts.

Competitors and Industry

NearStar Fusion Inc. is in the private fusion energy research and development industry. Our primary competitors are listed below:

- Commonwealth Fusion

- General Fusion

- Tokamak Energy

- Helion Energy

- Tri Alpha Energy (TAE)

- First Light Fusion

- Zap Energy

We differentiate ourselves from our competitors in that our design heavily leverages successful scientific fusion research, commercially available technologies, a theoretically robust fusion power plant concept, and conventional materials. We believe these advantages will dramatically reduce development time, R&D cost, and reduce the power plant mass production cost.

The global market for electricity is $2.6 trillion. This annual expenditure is expected to grow considerably larger by 2050 with the global electrification of transport and heavy industry.

Sources:

(1) https://iea.blob.core.windows.net/assets/5e6b3821-bb8f-4df4-a88b-e891cd8251e3/WorldEnergyInvestment2021.pdf

(2) https://www.enerdata.net/publications/executive-briefing/world-energy-expenditures.html

(3) https://css.umich.edu/factsheets/us-energy-system-factsheet

(4) https://www.nytimes.com/2021/10/18/business/fusion-energy.html https://www.wsj.com/articles/nuclear-fusion-startup-lands-1-8-billion-as-investors-chase-star-power-11638334801

Current Stage and Roadmap

NearStar Fusion Inc. is in an early stage of development with some hardware experimentation and advanced computer performance modeling performed on the powerplant concept. Specifically, we estimate that we are at an overall NASA Technology Readiness Level of approximately three (TRL 3). Our next step is to perform the following work:

1. Conduct more detailed computer performance modeling of the overall HGFF reactor concept, major components, and efficiency.

2. Build and demonstrate a prototype plasma armature railgun capable of repeatedly firing a one-gram projectile to a velocity of over 4 km per second.

The Team

Officers and Directors

Name: F. Douglas Witherspoon

F. Douglas Witherspoon's current primary role is with HyperJet Fusion Corporation . F. Douglas Witherspoon currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Scientist
  Dates of Service: April 13, 2021 - Present
  Responsibilities: Dr. Doug Witherspoon is an experimental plasma physicist with 40+ years of research experience dedicated to applying plasma technologies to industrial, defense, space, and energy applications. He has extensive experience in pulsed-power and plasma-driven accelerators, with seven patents awarded. Doug will be responsible for leading the technical elements of all research and development and managing all staff in NearStar's pursuit of nuclear fusion. Doug has been compensated for his work to date and for the transfer of Intellectual Property to NearStar with shares of NearStar Fusion stock equaling 62.6% of the total outstanding stock of the company. For his work to date, Dr. Witherspoon has received no salary.

- **Position:** Chairman of the Board of Directors
  Dates of Service: April 13, 2021 - Present
  Responsibilities: Primary responsibilities of this position are to preside over all board meetings. Dr. Witherspoon receives no salary for his role as Chairman of the Board of Directors.

Other business experience in the past three years:

- **Employer:** HyperJet Fusion Corporation
  Title: CEO & Chief Scientist
  Dates of Service: May 15, 2017 - Present
  Responsibilities: Leadership and management of the R&D program.

Name: Randel E. Roy

Randel E. Roy 's current primary role is with Lars Energy, LLC. Randel E. Roy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: April 13, 2021 - Present
  Responsibilities: Randy is a cleantech entrepreneur focused on leading teams that develop and deploy decarbonization technologies. Randy will have responsibility for overseeing the capital raise, interface with investors, and the ongoing financial positions of the company. Randy has received shares of stock representing 11.47% ownership in the NearStar Fusion and has received stock options that will vest over a 4-year period that represent approximately 1.6% ownership in the company. Mr. Roy receives no compensation for his role in the company. It is more important for the Company to use the funds raised to pay for salaries of the scientists and consultants to perform the R&D at this point. Accordingly, the Company anticipates paying Mr. Roy a salary only if it raises enough money to pay for the R&D required to achieve its primary research objective plus an amount to cover Mr. Roy's salary. Upon the completion of this Reg CF offering, Mr. Roy intends to transition to a full-time basis.

Other business experience in the past three years:

- **Employer:** Lars Energy, LLC
  Title: Managing Director

Dates of Service: September 01, 2001 - Present
Responsibilities: Consultant to energy companies in startup and operational mode. Mr. Roy does receive compensation from Lars Energy, but not on a consistent basis. It varies from week to week, but Mr. Roy spends up to 30 hours per week working at Lars Energy, LLC

Other business experience in the past three years:

- **Employer:** Carbon Sink LLC
  Title: Chief of Strategy
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Identifying and evaluating corporate opportunities for a startup energy company. Mr. Roy does receive a salary for his work at Carbon Sink. While it varies from week to week, Mr. Roy spends approximately 20 hours per week working for Carbon Sink

Other business experience in the past three years:

- **Employer:** PulseIQ, LLC
  Title: CEO
  Dates of Service: October 01, 2017 - November 01, 2019
  Responsibilities: Led cross-functional team from early business concept to product launch, streamlining daily operations and implementing a customer-first culture focused on creative problem solving.

Name: Christopher J. Faranetta

Christopher J. Faranetta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President & Director
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Mr. Faranetta is responsible for working with prospective investors, developing market material, and coordinating crowdfunding efforts. Mr. Faranetta has received shares of stock representing 11.34% ownership in the NearStar Fusion. Mr. Faranetta is currently not receiving a salary from the Company, but with this fundraise, the Company intends to pay Mr. Faranetta a salary.

Other business experience in the past three years:

- **Employer:** HyperJet Fusion Corporation
  Title: Vice President
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Mr. Faranetta helps support the day to day operations of HyperJet Fusion Corporation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Risk factors include but are not limited to the following: Concept is not feasible or has no commercial value, the concept does not create a fusion reaction, the concept can not be modified to create a fusion reaction, the concept has the potential to create a fusion reaction, but there is a technical or engineering limitation that renders the concept impractical, the concept is practical after R&D work, but additional R&D requirements make the likelihood of reaching a working engineering design unlikely, some other fusion energy company creates a fusion-based power plant, making it difficult to raise additional capital, there is a significant change in world economics, making it difficult to raise additional capital.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. There can be no assurance that the Company will be able to accomplish the technical and research milestones required to achieve a fusion reaction.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer, and/or the Company may impose restrictions in connection with the sale/purchase of these securities. The Company may be acquired, however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." in the event that the Company raises only the minimum amount of funds sought, it will be able to operate for less than one month.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products and/or services are variants of one type of service, fusion energy research and development. Our revenues and potential to raise additional capital are therefore dependent upon the outcome of that research and development and our future ability to attract investments and successfully compete for government research grants.

We may never have an operational product or service
It is possible that there may never be an operational HGFF fusion energy plant or that the technology the Company develops may never result in a fusion reaction, or achieve energy breakeven, or achieve sufficient energy gain to be economically viable. It is possible that the failure to achieve a successful fusion reaction or economically viable fusion power plant is the result of a change in the business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the results of the development may never be used to produce fusion energy. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only a concept for our fusion energy power plant. Much research remains to fully demonstrate the viability of the concept with respect to the physics and engineering of the hypervelocity launcher, the target implosion process, and the design of the magnetic field coil. Delays or cost overruns in the development of our fusion energy power plant and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technical hurdles, difficulties in manufacturing, availability of appropriate equipment and materials, changes to design, difficulty acquiring sufficient investment or research funding and long-term regulatory hurdles. Any of these events could materially and adversely affect our operating

performance and results of operations. In particular, the NRC has not yet made a decision on how to regulate fusion energy and this may not be forthcoming potentially for some time.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
NearStar Fusion Inc. was formed on April 13, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NearStar Fusion Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their

work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access the data that Company is trying to protect. Further, any significant disruption in research and development as a result of hackers on NearStar Fusion or in its computer systems could significantly increase the time it takes to perform our basic research and development.

Fusion Concept Risk
The funding the Company is raising will be used to identify and overcome technical risks associated with a new fusion energy concept. There is no guarantee that the Company or its consultants and employees will be able to overcome these technical limitations and risks and you might lose all of your money.

Regulatory Compliance
The fusion industry in the United States, is regulated by the Nuclear Regulatory Commission (NRC). To date, the regulatory requirements to be imposed on nuclear fusion energy facilities are either incomplete or uncertain. If the NRC imposes regulatory requirements that are currently imposed on the nuclear fission power plants, the timeline for receiving a permit to build a fusion plant could delay plant construction by as much as 10-15 years and drastically increase the cost of the fusion power plants capital costs.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Long Term Capital Needs
The Company will need to continue to raise multiple rounds of capital to fund the ongoing research and development. Our best estimate is that we will need to raise hundreds of millions of dollars, over the next 5-10 years to achieve our long-term objectives. If the company does not raise this capital, it could be forced to cease operations

Projectile Velocity
The Company's concept requires that we achieve a projectile velocity of approximately 10 kilometers per second. The Company has never built a railgun that can produce that velocity. Ther e is a risk that the Company may never be able to design and build a railgun that will produce that velocity.

The Chief Executive Officer does not currently receive a salary for his role with the Company.
NearStar Fusion Inc. is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of NearStar Fusion Inc. (Randel E. Roy) does not currently receive a salary for his work. It is more important for the Company to use the funds raised to pay for salaries of the scientists and consultants to perform the R&D at this point. Accordingly, the Company anticipates paying Mr. Roy a salary only if it raises enough money to pay for the R&D required to achieve its primary research objective plus an amount to cover Mr. Roy's salary.

The Company's Chief Executive Officer currently has multiple roles.
Mr. Randel Roy, the CEO of NearStar Fusion Inc., also spends 30 hours per week as Managing Director of Lars Energy, LLC and 20 hours per week as Chief of Strategy at Carbon Sink LLC. He currently works 10 hours per week at NearStar Fusion Inc. but intends to transition to a full-time basis after the completion of this Reg CF offering.

We have existing Intellectual Property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company intends to apply for multiple patents, and protect its trade secrets in a way that it thinks will be most advantageous to the Company. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may require the Company to spend significant capital to protect its rights.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
F. Douglas Witherspoon	688,721	Common Stock	62.6%

The Company's Securities

The Company has authorized Common Stock w/ Voting Proxy, Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock w/ Voting Proxy.

Common Stock w/ Voting Proxy

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

Voting rights: one (1) vote per share. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights

Refer to the Company's Amended Certificate of Incorporation, attached as Exhibit F, for liquidation rights.

Right of First Refusal. No Shareholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 6.9:

(a) If the Shareholder desires to sell or otherwise transfer any of his shares of Common Stock, then the Shareholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the Shareholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 6.9, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the Shareholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring Shareholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring Shareholder as specified in said transferring Shareholder's notice, the Secretary of the corporation shall so notify the transferring Shareholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring Shareholder's notice; provided that if the terms of payment set forth in said transferring Shareholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring Shareholder's notice.

Preferred Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

Voting rights to be determined by the Board of Directors.

Material Rights

It is the intention of the company to provide Preferred Stock with a liquidation preference; however, those rights have not been established or documented at this time.

Right of First Refusal. No Shareholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 6.9:

(a) If the Shareholder desires to sell or otherwise transfer any of his shares of Common Stock, then the Shareholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the Shareholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 6.9, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the Shareholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring Shareholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring Shareholder as specified in said transferring Shareholder's notice, the Secretary of the corporation shall so notify the transferring Shareholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring Shareholder's notice; provided that if the terms of payment set forth in said transferring Shareholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring Shareholder's notice.

Common Stock

The amount of security authorized is 1,400,000 with a total of 1,100,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 186,027 shares to be issued pursuant to stock options issued.

Material Rights

Refer to the Company's Amended Certificate of Incorporation, attached as Exhibit F, for liquidation rights.

Any shareholder or combination of shareholders owning more than 50% of the common stock shall have drag-along rights in the event that the shareholder(s) receive an offer to purchase their shares.

Right of First Refusal. No Shareholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 6.9:

(a) If the Shareholder desires to sell or otherwise transfer any of his shares of Common Stock, then the Shareholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the Shareholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 6.9, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the Shareholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring Shareholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring Shareholder as specified in said transferring Shareholder's notice, the Secretary of the corporation shall so notify the transferring Shareholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring Shareholder's notice; provided that if the terms of payment set forth in said transferring Shareholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring Shareholder's notice.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $311,468.00
  Number of Securities Sold: 1,100,000
  Use of proceeds: technology acquisition and startup expenses
  Date: April 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

NearStar Fusion Inc. is a research and development company, and therefore, will be relying on investment to fund our operations for at least 2-5 years. At that time, the Company may have developed its technology enough to have a product it could sell.

Foreseeable major expenses based on projections:

The major expenses will be salaries, outside consultants, and equipment in the development of our technology.

Future operational challenges:

The biggest operational challenges will be performance modeling and scientific/engineering development of the individual components of the power plant. These include 1) developing a new proprietary plasma armature railgun capable of ultimately achieving the required 10 km/s velocity, 2) developing an appropriate fusion target projectile design that implodes properly on entering the magnetic field to produce fusion burn conditions, and 3) developing a magnetic coil with the performance and lifetime required for a reactor. Additional future challenges will be scaling up the prototype railgun to the size and repetitive fire rate required for a commercial power plant, and optimizing the target design for maximum energy gain.

Future challenges related to capital resources:

Fundraising is the primary challenge in the fusion R&D industry. Our objective is to utilize the funds raised in every round of funding to develop and mature our fusion energy concept. With increased technical maturity, the Company's valuation should increase, allowing the

Company to raise the next round of funding.

Future milestones and events:

The first milestone that will have a significant financial impact on the Company is the design and testing of the new prototype plasma armature railgun. A railgun of this new design that can propel a projectile to at least 4 kilometers per second, or above, could be used in a number of applications and will potentially create a significant revenue opportunity for the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has approximately $40,000 in cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds generated by this campaign are critical to the success of the company, as it currently has no other sources of income or capital at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are critical to the success of the Company. Without these funds, the company will not be viable. The Company has a total of $40,000 in cash at this time. Funds from this crowdfunding campaign, if successful, will represent more than 95% of the total funds available to the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to pay StartEngine fees if it raises the minimum funding goal and will not be able to perform any R&D. The Company will be able to operate less than 1 month if it raises only the minimum. This is based on a monthly burn rate of approximately $10,000/month for miscellaneous expenses related to start-up, marketing, and legal fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum, it will be in a position to perform R&D for approximately 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company intends to continue raising funding to achieve all of its foreseeable milestones in the next 2-5 years. For the next 2 years, our intention is to raise funding from two primary sources, 1) additional crowdfunding campaigns and 2) grant and project funding from federal agencies such as NASA and the U.S. Department of Energy. Beginning in Year 3, we intend to raise funding from VC and private equity funds interested in decarbonization.

Indebtedness

Related Party Transactions

- **Name of Entity:** HyperJet Fusion Corporation
  Relationship to Company: Dr. F. Douglas Witherspoon holds a majority interest in both HyperJet Fusion Corporation and NearStar Fusion Inc.
  Nature / amount of interest in the transaction: HyperJet Fusion Corporation provided a loan to NearStar Fusion.
  Material Terms: HyperJet Fusion Corporation provided a loan of approximately $30,000 during the period between October 2020 and October 2021. NearStar paid the loan back, in full, in December 2021.

Valuation

Pre-Money Valuation: $11,000,000.00

Valuation Details:

NearStar Fusion Inc. has calculated its $11 million valuation based on the following key factors. First, we have an extremely talented, respected, and experienced technical team of plasma physicists, engineers, and pulsed power technicians. This team has been awarded over $18 million in peer-reviewed funding for fusion research and development from the U.S. Department of Energy, NASA, and ARPA-E. Our successful track record in obtaining government funding will be leveraged to both build credibility in our effort and to minimize the dilution of our investors. Second, our team has developed what we believe to be a highly novel, robust, and economical fusion power plant concept. The hypervelocity plasma gun driver component of our power plant also has applications in both utility tunneling hypervelocity research and spacecraft propulsion. Third, our technical team has meticulously assembled an advanced ~9,000 square foot plasma physics research development and manufacturing facility. Fourth, given their repeated major private investments in fusion development, the international venture capital community now clearly recognizes the critical long-term global need for clean, reliable, economical, and compact utility-scale energy.

Please see the following citations for reference:

M.R. Lapointe et al., "Gradient Field Imploding Liner Fusion Propulsion System," NASA Innovative Advanced Concepts Phase I Final Report, NASA/TP-2018-219996. https://ntrs.nasa.gov/api/citations/20180006825/downloads/20180006825.pdf?attachment=true

https://www.wsj.com/articles/nuclear-fusion-startup-lands-1-8-billion-as-investors-chase-star-power-11638334801

https://www.prnewswire.com/news-releases/commonwealth-fusion-systems-raises-1-8-billion-in-funding-to-commercialize-fusion-energy-301434560.html

https://techcrunch.com/2021/11/05/helion-series-e/?
guccounter=1&guce_referrer=aHR0cHM6Ly9uZXdzLmdvb2dsZS5jb20v&guce_referrer_sig=AQAAAAilPAWI6VUyOZBtG2R8ezFn06h52g9pIpbmrz7M
AA21O2QMAYBw_bLI646u9OfnhTIXUAcbOBAmZs8gL-
0cypsr3ZvNO6D5n2u8caq6p6I6QL4ufk9DtPM_yDXBawCeZC5fk_UpVuVxin7M4_7BtvHDCBQ2tAztF08I3

https://www.geekwire.com/2021/general-fusion-lands-130m-from-bezos-and-others-as-fusion-energy-sector-keeps-heating-up/

https://www.reuters.com/article/us-tae-technologies-funding-idUSKBN2BV2SP

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any outstanding options are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  NearStar will be using funds raised in the crowd funding campaign to develop better web presence and fusion marketing materials to support the crowdfunding campaign.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  80.0%
  Development of Hypervelocity Gradient Field Fusion driver and overall power plant performance modeling. Demonstration of the plasma armature railgun driver and detailed computer modeling.

- *Marketing*
  16.5%
  NearStar will be using funds raised in the crowd funding campaign to develop better web presence and fusion marketing materials to support the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nearstarfusion.com/ (https://www.nearstarfusion.com/library).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nearstarfusion

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NearStar Fusion Inc.

[See attached]

NEARSTAR FUSION INC.

FINANCIAL STATEMENTS

FROM INCEPTION (APRIL 13, 2021) YEAR ENDED DECEMBER 14, 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
NearStar Fusion Inc.
Chantilly, Virginia

We have reviewed the accompanying financial statements of NearStar Fusion Inc. (the "Company,"), which comprise the balance sheet as of December 14, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (April 13, 2021) to December 14, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 17, 2021
Los Angeles, California

As of December 14,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	44,316
Total current assets		**44,316**
Intangible assets		180,000
Total assets		**224,316**
STOCKHOLDERS EQUITY		
Common Stock		90
Additional Paid in Capital		311,386
Retained earnings/(Accumulated Deficit)		(87,160)
Total stockholders' equity		**224,316**
Total liabilities and stockholders' equity	**$**	**224,316**

See accompanying notes to financial statements.

Inception (April 13, 2021)		**December 14, 2021**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		87,160
Total operating expenses		87,160
Operating income/(loss)		(87,160)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(87,160)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(87,160)**

See accompanying notes to financial statements.

NEARSTAR FUSION INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date April 13, 2021	-				
Issuance of Common Stock	900,393	$ 90	$ 311,378		$ 311,468
Shared-based compensation			$ 8		$ 8
Net income/(loss)	-	-		$ (87,160)	$ (87,160)
Balance—December 14, 2021	**900,393**	**$ 90**	**$ 311,386**	**$ (87,160)**	**$ 224,316**

See accompanying notes to financial statements.

As of inception (April 13, 2021)		December 14, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(87,160)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share-based compensation		8
Amortization of intangibles		20,000
Net cash provided/(used) by operating activities		**(67,152)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of intangible assets		(200,000)
Net cash provided/(used) in investing activities		**(200,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stocks		311,468
Net cash provided/(used) by financing activities		**311,468**
Change in cash		44,316
Cash—beginning of year		-
Cash—end of year	**$**	**44,316**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

NearStar Fusion Inc. was incorporated on April 13, 2021, in the state of Delaware. The financial statements of NearStar Fusion Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chantilly, Virginia.

NearStar Fusion is a fusion Research & Development company that is developing a new pulsed approach to fusion energy. NearStar has designed a new method for creating a fusion reaction that does not require maintenance and control of plasma in a steady state. It is the intent of NearStar Fusion to design a fusion reactor that could be used to generated electricity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted December 14, 2021, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 14, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of D December 14, 2021, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

NearStar Fusion, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

It is the intent of NearStar Fusion to design a fusion reactor that could be used to generated electricity. This effort will require nearly 10 years of research and development and cost approximately $500 million. Accordingly, it is unlikely that the company will be selling any products/services until such time that it is much closer to having a design concept that has proven to work.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 14, 2021, intangible asset consist of:

As of Year Ended December 14,		**2021**
Patent	$	200,000
Intangible assets, at cost		**200,000**
Accumulated amortization		(20,000)
Intangible assets, Net	**$**	**180,000**

Amortization expense for patents for the period from inception to December 14, 2021, was in the amount of $20,000.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 14, 2021:

Period		**Amortization Expense**
2021	$	20,000
2022		20,000
2023		20,000
2024		20,000
Thereafter		100,000
Total	**$**	**180,000**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,900,000 shares of common stock (500,000 Common Stock w/Voting Proxy) with par value of $0.00001. As of December 14, 2021, 900,393 common stocks have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 100,000 shares of preferred stock with $0.00001 par value. As of December 14, 2021, no preferred shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 186,027 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	**2021**
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at April 13, 2021	-		-
Granted	186,027	$ 0.00	
Execised	-		
Expired/Cancelled	-		
Outstanding at December 14, 2021	186,027	$ 0.00	20.06
Exercisable Options at December 14, 2021	186,027	$ 0.00	20.06

Stock option expense for the period from inception to December 14, 2021was $8.

6. RELATED PARTY

HyperJet Fusion Inc., which is partly owned by Dr. F. Douglas Witherspoon (President and Chief Scientist of the NearStar Fusion Inc.), funded the initial legal and marketing expenses of $25,000.00.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 14, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 14, 2021, through December 17, 2021, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

NearStar Fusion

Resilient Clean Energy


Revolutionary Fusion
Energy Technology

Website | Chantilly , VA | CLEAN TECHNOLOGY

NearStar Fusion Inc. is working to develop a commercial fusion power plant design by 2032, building on years of successful fusion research, to create a limitless supply of clean energy for the planet. Our experienced team of physicists and engineers are developing a new, less expensive approach to fusion we call Hypervelocity Gradient Field Fusion (HGFF), which is based in part on the fusion propulsion concept described in a 2018 NASA Innovative Advanced Concepts Phase 1 Final Report*. Our ultimate goal is to replace all fossil fuel power plants globally and provide the entire planet with limitless, always-on clean energy.

$0.00 raised

0 Investors	$11M Valuation
$10.00 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Terms | Updates | Comments | Follow

* M.R. Lapointe et al., "Gradient Field Imploding Liner Fusion Propulsion System," NASA Innovative Advanced Concepts Phase I Final Report, NASA/TP-2018-219996. https://ntrs.nasa.gov/api/citations/20180006825/downloads/20180006825.pdf?attachment=true

Reasons to Invest

- Team of experienced scientists pursuing fusion energy technology that is simple, modular, scalable and flexible.
- Global market for electricity is $2.6 trillion. The rapid penetration of electric vehicles is expected to push that number even higher.
- Fusion energy could replace all fossil and renewable power generation and substantially reduce the global emissions of CO_2.

OVERVIEW

Randel Roy, CEO of NearStar Fusion Inc., currently splits his time between two additional roles. Mr. Roy is not currently paid a salary for his role at NearStar Fusion Inc. but holds equity in the Company. He plans to transition to a full-time basis at NearStar Fusion Inc. upon the completion of the Reg CF offering. The Company anticipates paying Mr. Roy a salary only if it raises enough money to pay for the R&D required to achieve its primary research objective.

Delivering on the Promise of Fusion

NearStar Fusion is developing a new, pulsed approach to fusion energy with the goal of powering the globe with clean, compact resilient energy.


DANGER
Our team is using science and technology to power the globe with **clean resilient energy**.

THE PROBLEM

Plasma is the Challenge

Fusion energy has long been promised as the ultimate, unlimited clean energy technology for the planet. However, reliably forming and controlling plasma to drive a successful fusion reaction is difficult and expensive. Plasma is the critical component of a fusion power plant, but a burning fusion plasma is extremely difficult to produce, maintain, and safely control in a steady state. It is a complex startup process that also requires high parasitic power requirements.


Fusion energy is the ultimate clean energy source, **but it is complex & expensive to control**.

**The image above is an example of prototype experimental plasma hardware we have previously developed for other fusion R&D projects. The HGFF fusion power plant concept is currently under development.*

THE SOLUTION

The Proof is in the Plasma

NearStar Fusion is developing a power plant design with the goal of producing plasma consistently by leveraging successful plasma research using commercial technologies and a simplified design.


NearStar's fusion process:
Simplifies plasma formation and control
Leverages commercial technologies
Requires less parasitic power
It's modularity accelerates time to market and minimizes costs

Hypervelocity Gradient Field Fusion (HGFF) is driven by a proprietary hypervelocity fusion fuel launcher to increase power plant reliability and overall efficiency. HGFF is a pulsed fusion energy approach which does not require complex plasma containment and control equipment.


Our team designed and rapid prototyped this large coaxial plasma gun which is capable of firing hydrogen plasma at a velocity of over 200 kilometers per second or 124 miles per second.

** The image above is an example of prototype experimental plasma hardware we have previously developed for other fusion R&D projects. The HGFF fusion power plant concept is currently under development.*


This is a NASA image of an energy flash resulting from a hypervelocity impact at a velocity of over 7,000 meters per second or 22,965 feet per second. A two stage light gas gun which can only be fired one to two times a day was used to produce the impact.


A small low cost railgun fires a pulse of argon plasma.

First generation NearStar Fusion power plants will initially be fueled by deuterium-tritium (DT) fuel, the easiest fusion fuel to burn. Deuterium is readily obtained from seawater, while tritium can be produced as a byproduct of fusion power plant operations. The modularity of the power plant design will enable scaling and low-cost next generation performance upgrades. These upgrades are intended to allow use of advanced fusion fuels which would dramatically reduce the operational and maintenance costs of HGFF power plants.



THE MARKET

Tapping into an Annual $2.6 Trillion Electricity Market

The global market for electricity is a whopping $2.6 trillion (Source). The rapid penetration of electric vehicles is expected to push that number even higher. (Source)


The annual global
electricity market is
$2.6 Trillion

While there are other companies dedicated to achieving practical fusion energy, many approaches require the development of advanced materials and new technologies, which present significant technical challenges. With our simple and robust HGFF power plant concept, we believe we will be able to avoid many of the technical challenges faced by our competition.


We aim to be a more viable fusion solution
Our technology has simplified the plasma formation process & leverages commercial technologies.

** The image above is an example of prototype experimental plasma hardware we have previously developed for other fusion R&D projects. The HGFF fusion power plant concept is currently under development.*

OUR TRACTION

Our Team has Previously been Funded by the Department of Energy, ARPA-E and NASA

NearStar Fusion Inc. is a new, separate company spun out of HyperJet Fusion Corporation with the same team members. Since 2004 starting with the company HyperV Technologies Corp. our team has received over $18 million in non-dilutive funding from the U.S. Department of Energy, NASA and the Advanced Research Projects Agency for Energy (ARPA-E).


Our team has received over $18 Million in funding
Our team has previously received funding from:
arpa·e
NASA
to fund our fusion & plasma diagnostics projects.

**Note: To date our institutional research teammates have included Los Alamos National Laboratory, University of Alabama at Huntsville, University of New Mexico, University of Maryland and University of California Davis.*

Funding from the U.S. Department of Energy, ARPA-E and NASA has supported the development of advanced plasma guns for use in fusion energy research and development, computational modeling, plasma diagnostics and plasma production of precision metal powders.

NearStar Fusion Inc. is a member of the Fusion Industry Association.


NearStar Fusion Lab Tour - Part 1
from StartEngine
WARNING
HIGH VOLTAGE
01:56
vimeo


NearStar Fusion Lab Tour - Part 2
from StartEngine
02:53
vimeo


NearStar Fusion Lab Tour - Part 3
from StartEngine
00:41
vimeo


NearStar Fusion Lab Tour - Part 4
from StartEngine
02:06
vimeo

Images used in these videos are in the prototype stage. The fusion power plant concept is currently under development and not yet available.


PROJECT TIMELINE
2022
Begin engineering design & target implosion modeling
2023
Build & test prototype hypervelocity launcher
2024
Test hypervelocity launcher & model target implosion
2025
Target implosion experiments begin
2026
Single-shot break-even experiments begin
2027
Commercial-scale plant design & repetitive operations engineering
2032
Commercial-scale prototype power plant design complete
R&D
Launcher Prototyping
Testing
Commercial-Scale Devel.

The information included above is forward looking information and is dependent on future funding availability and early success in achieving technical milestones. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page.

WHY INVEST

Clean Energy is within Reach

Fusion energy startups have drawn investment dollars from billionaires like Jeff Bezos, Bill Gates and Peter Thiel, raising over $2.5 billion in 2021. (Source, Source) NearStar has assembled a highly-skilled team with a track record of success and decades of experience in design, rapid prototyping and experimentation.

A clean alternative to fossil fuels is critical for the expansion of an energy rich flourishing civilization. Fusion energy can play an important role in solving our many pollution problems.


We are working towards becoming the future of energy.

This is a computer generated image. The fusion power plant concept is currently under development.

TEAM SECTION

The Team



Dr. F. Douglas Witherspoon
Chairman, President & Chief Scientist

Dr. Doug Witherspoon is an experimental plasma physicist with 40+ years of research experience dedicated to applying plasma technologies to industrial, defense, space, and energy applications. He has extensive experience in pulsed power and plasma-driven accelerators, with seven patents awarded. He received his PhD in Plasma Physics from the University of Wisconsin - Madison in 1984.



Mr. Christopher J. Faranetta
Co-Founder, Vice President & Director

Chris is a veteran aerospace and cleantech entrepreneur with extensive experience in commercializing deep technology and has been focused on business development in plasma technology for the last decade. He is also the Space Committee Co-Chair of the Fusion Industry Association. Prior to his work in fusion energy, he was one of the first three foreign employees of Rocket Space Corporation Energia, where he coordinated international commercial/government space cooperation efforts. Mr. Faranetta also served as Vice President of Orbital Spaceflight for Space Adventures LTD where he sold and managed private crewed missions on the Soyuz spacecraft to the International Space Station.



Mr. Randy E. Roy
Chief Executive Officer & Director

Randy is a cleantech entrepreneur and investor focused on developing and deploying technologies that improve energy efficiency and reduce CO2 emissions. Randy has been leading entrepreneurial teams in the cleantech space for nearly two decades. Early in his career, Randy managed a team of analysts in developing strategies for an energy trading company and remains active in electricity market transactions.

Randy does not currently receive a salary for his work, as the Company is prioritizing the funds raised to pay for salaries of the scientists and consultants to perform the R&D. However, the Company anticipates paying Mr. Roy a salary only if it raises enough money to pay for the R&D required to achieve its primary research objective plus an amount to cover Mr. Roy's salary.



Dr. Andrew Case
Senior Scientist, Plasma Physicist

Prior to joining HyperJet Fusion Corporation Dr. Case served as a Senior Scientist with HyperV Technologies Corp. Before joining HyperV in 2005, he worked as a postdoctoral researcher on the Maryland Centrifugal Experiment (MCX) at the Institute for Research in Electronics and Applied Physics, University of Maryland College Park. His work on MCX included designing, implementing, fabrication of components and analyzing data from magnetic diagnostics, including magnetic fluctuation probes and diamagnetic loops. At HyperV Dr. Case has designed and built a two channel quadrature heterodyne interferometer for plasma density measurements, as well as optical diagnostics for measuring velocity, and spectroscopic diagnostics to determine which species are present in the plasma. His interests outside plasma physics include space exploration, 3D printing, and history. Dr. Case received his PhD in plasma physics from the University of Maryland in 2001.



Dr. Edward J. Cruz
Senior Research Engineer and Manager Plasma Engineering, Pulsed Power Engineering

Dr. Cruz is a polymath with broad interests, and his current research focus is on nuclear fusion concepts for power generation, specifically Plasma-Jet-Driven Magneto-Inertial Fusion (PJMIF) and Hypervelocity Gradient Field Fusion (HGFF). Dr. Cruz has over 10-years of research and development experience in multi-discipline technical fields: pulsed and DC electron sources, pulsed and DC plasma sources, high-power microwave technology, coupled oscillator systems, pulsed power systems, advanced materials, circuit design, and computer simulation and modeling. In addition to his work in the laboratory, Dr. Cruz also leads component design and fabrication at the company. Dr. Cruz received his PhD in Nuclear Engineering from the University of Michigan in 2011.



Mr. Marco A. Luna
Electromechanical Technician

Mr. Luna currently serves as a Electromechanical Technician at HyperJet Fusion Corporation, the company that NearStar Fusion spun out of, and will be transitioning to a similar position at NearStar Fusion Inc. if the Company raises money to fund the research work on the HGFF Program.

Mr. Luna is an Electromechanical Technician at HyperJet Fusion Corporation and its predecessor company HyperV Technologies Corp. Mr. Luna's work at both HyperJet and HyperV involved the manufacturing, assembly and testing of highly advanced plasma guns, and high energy pulse forming networks. Before joining HyperV Technologies Corp. Mr. Luna worked as an engineering technician at UTRON Inc. from 1997 to 2015. His work at UTRON Inc. included the development and testing of a laser trigger system for a high performance Combustion Light Gas Gun (CLGG). He has a Certificate in Electronics from the Test Electronics Institute and has extensively studied mechanical engineering.



Mr. Robert Becker
Senior Engineering Technician

Mr. Becker currently serves as a Senior Engineering Technician at HyperJet Fusion Corporation, the company that NearStar Fusion spun out of, and will be transitioning to a similar position at NearStar Fusion Inc. if the Company raises money to fund the research work on the HGFF Program.

Mr. Becker studied Applied Electronics and Radio Theory as a Specialist 4 Radio Mechanic for the U.S. Army. His work included the testing, debugging of many different types of electronic devices and systems. With more than 40 years in the field, Bob gained extensive electronics knowledge and experience. Prior to his work in fusion energy research and development, Bob was part of a research team developing new technologies in optics.

April 6, 2017
Gradient Field Fusion Report
NASA publishes a report on the Gradient Field Fusion concept

April 13, 2021
Our Company Launches!
NearStar Fusion Inc. is incorporated as a Delaware C Corp.

April 28, 2021
Tri-Agency Workshop on Compact Fusion
Dr. Witherspoon is invited to speak about HGFF at a compact fusion workshop hosted by the DoD, DoE & NASA

July 13, 2021
NearStar Fusion Inc. emerges from stealth
NearStar Fusion Inc. publicly discloses Hypervelocity Gradient Field Fusion (HGFF) development effort

July 2021
NearStar Fusion joins FIA
NearStar Fusion Inc. joins the Fusion Industry Association

In the Press

newswires

THE FINAL FRONTIER PODCAST

SHOW MORE

Offering Summary

Company :	NearStar Fusion Inc.
Corporate Address :	13935 Willard Road , Chantilly , VA 20151
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	107,000
Price per Share	$10.00
Pre-Money Valuation	$11,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 20% bonus shares

Super-Duper Early Bird Bonus

Invest within the next 72 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the next 14 days and receive an additional 5% bonus shares

Amount-Based Perks:

$5,000+ | Bronze Tier

Invest $5,000+ and receive additional 2% bonus shares.

$10,000+ | Silver Tier

Invest $10,000+ and receive additional 5% bonus shares.

$20,000+ | Gold Tier

Invest $20,000+ and receive additional 10% bonus shares.

$50,000+ | Platinum Tier

Invest $50,000+ and receive additional 15% bonus shares.

**All perks occur when the offering is completed.*

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for, with the exception of "audience-based" bonuses.

If a company offers an "audience-based" bonus, this bonus only will stack with any other bonus you are eligible for. An "audience-based" bonus is a bonus that is available to a qualified group of investors based on campaign-specific criteria - such as previous investors, existing customers, or Testing-the-Waters (TTW) reservation holders. An issuer can only offer a single audience-based bonus.

For example, a 10% audience-based bonus (i.e. prior investors) + a 10% OWNer's bonus would receive an aggregate of 20% bonus shares.

The 10% StartEngine Owners' Bonus

NearStar Fusion Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow NearStar Fusion to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Fusion energy is seen as an energy game changer because it could provide the entire planet with unlimited clean energy.

Unlike solar panels and wind turbines which require huge tracts of land, specialized power grids, and energy storage, fusion energy, the same process that powers the sun is compact and constant.

NearStar Fusion is working to create limitless, carbon-free energy through fusion energy.

Our fusion technology could re-power the entire planet with limitless always on clean energy.

While we are still in the research phase, our respected team of scientists and engineers have had their fusion research funded by the U.S. Department of Energy, ARPA-E, and NASA.

We are developing a new simplified approach to fusion called Hypervelocity Gradient Field Fusion or HGFF.

Our proposed proprietary plasma railgun driver will repeatedly fire fuel capsules at approximately 22,000 miles per hour into a crushing electromagnetic field. This compression at hypervelocity ignites each fusion fuel capsule producing a plasma fireball. The pulse of energy released from each fireball boils water into steam to spin a turbine and produce electricity.

Due to the economical, simple, and robust philosophy of our new HGFF power plant concept, we believe HGFF has the potential to provide a rapid pathway to a successful fusion power plant design.

Join us in creating a carbon-free, always-on energy source for the entire world. Isn't having unlimited clean energy worth it?

The Solution Section Video

Here are the major systems of the NearStar Fusion Hypervelocity Gradient Field Fusion (HGFF) powerplant concept.

The Fusion Driver is approximately 100 feet or 30 meters long.

Each Fuel Capsule contains gaseous deuterium/tritium and fuels a single pulse of fusion energy.

The Fusion Driver fires each Fuel Capsule into the approximately 20-foot or six-meter square Reaction Chamber.

An approximately car tire sized electromagnetic Field Coil located within the reaction chamber produces a powerful magnetic field to crush each fuel capsule as it passes through the hole in the center of the coil.

A Heat Exchanger circulates flowing molten salt in and out of the Reaction Chamber to capture heat produced from each fusion energy pulse.

Steam produced by the molten hot salt is used to spin a Turbine and Generator producing electricity.

Here is the HGFF power plant in operation.

The Fusion Driver is loaded with Fuel Capsules.

The Field Coil in the Reaction Chamber is switched-on and produces a magnetic field.

The Fusion Driver accelerates the fuel capsule to a velocity of over six miles per second or 10 kilometers per second.

The Fuel Capsule begins to be rapidly crushed as it enters the center of the converging magnetic field.

The rapid compression of the Fuel Capsule causes the gaseous deuterium-tritium fuel to ignite producing a pulse of fusion energy plasma.

The pulse of fusion plasma radiates energy mainly in the form of neutrons outward to heat the molten salt flowing down the walls of the chamber.

The fusion heated molten salt is pumped to the Heat Exchanger to heat water into steam.

The steam spins the turbine connected to a generator producing clean always-on electricity.

The whole process is repetitive producing a continuously pulsed fusion reaction.

The NearStar Fusion power plant concept may have the potential for future performance growth allowing the use of advanced fusion fuels to significantly reduce operating costs.

Finally, it is important to note that experimental HGFF power plants could also potentially double as test stands for the development of game changing fusion spacecraft propulsion.

NearStar Fusion Lab Tour - Part 1

Hey, so. Hi, Chris Faranetta here, Vice President of NearStar Fusion. I just wanted to go through the whole design development and design process here at what will become NearStar Fusion. So, it starts out here in the conference room where we use marker boards. And so basically, it all starts out as equations on a marker board. They go through the theory of plasma physics, and then it gets worked out into a design, and then a prototype. Here's an early prototype. So, this is a center electrode here, and it is for a coaxial plasma gun, and we call it the center electrode "the wasp." The reason it has this shape is that the plasma moves so fast out the barrel of the gun. The tapered wasp tail shape helps prevent the mass of the plasma from being stripped away. And so let me go out here and into the lab area.

And this is Doug's office. Doug, why don't you say hi to everyone? Doug Witherspoon, our President and Chief Scientist, and then, it's Marco in the assembly area, then over in here, a plasma gun is actually being fired. Here's the control room. Let me just go back, and I'm just going to stop right here for a moment.

NearStar Fusion Lab Tour - Part 2

The guys were firing the plasma guns, but they stopped. So, I'm going to go in and not touch anything here. Everything's hot. So, it's making it safe by grounding things out. I don't know if you can see that stick. It's a chicken stick there, and it grounds out the electricity. So, I just need to be careful of the laser there. OK, the interferometer is on. This is an optics table that has an interferometer on it, which is then fired through a port in the tank. And we have two plasma guns on the tank right now. They're firing at each other. These are modified HJ-1 plasma guns that we've developed, and their modification is they have a coil on the end of their barrel, which magnetizes the plasma. So, there's the other gun on the other end of the tank, and they're both firing magnetized blobs of plasma at each other. And then this is various diagnostic equipment to measure the magnetic field in the plasma, measure the interferometer, measure the shape and density of the plasma. There's a camera there to take high-speed pictures. Plasma moves really, really fast, and so it's hard to make a movie of plasma. I have to be careful not to get too close to this stuff. That's a vapor diffusion vacuum pump which gives us a very high vacuum in the tank. And then, there's another high voltage test bay that will probably have the early prototype of the NearStar Fusion Plasma Armature railgun in here to do basically some small-scale tabletop demonstrations and probably use this bay here. And then I just wanted to go back and stop right here for a moment.

NearStar Fusion Lab Tour - Part 3

So, I'm back, and I just wanted to show you these two capacitor banks. So, these are two banks with a total of three hundred thousand joules of energy. And we're going to disassemble these banks and use them in the early prototype of the NearStar Fusion driver, the plasma armature railgun. And so, I just wanted to show you that we'll be putting all that equipment that we already have to use.

NearStar Fusion Lab Tour - Part 4

And in here, this is where all the design work is done, and so when we come up with a concept for a plasma gun design, it's then put into Solid Works, and we'll make a prototype. So, this is just office cubicles. The guys are firing the plasma guns right now, and I'd come up through here. And these are where the circuit boards are prototyped, a small assembly area. And so, Andrew and Ed right now are firing plasma guns. There's a fire right there. And so, they're firing from this control room here and controlling the guns.

You can see and hear. Plasma guns and then we'll go over, so again, just part of the whole process of being able to rapid prototype. There's Marco. Say hi, Marco. So, these are actually custom-made capacitors that were made for HJ-1 plasma guns, which I pointed out to you on the tank. And they go inside that aluminum box you see on the end of the plasma gun. And so, this is the assembly area. And then, we have CNC lathe and a CNC router table where we make parts, get rapid prototyping, manual waves, small machine shop area. And then for the work that we're not able to do in-house, we farm it out to an area machine shop. And so, that's pretty much the operation here, and talk to you all later.

Social Ads

1: Audio/Video

Want to invest in creating clean, limitless energy for the entire planet?

With a team of respected fusion energy scientists and engineers, NearStar is developing energy technology that makes abundant carbon-free energy possible.

Invest today. Let's re-power the planet with maximum clean energy.

2: Audio/Video

Imagine a city with no smokestacks, no blackouts, no air pollution that is powered by always-on compact, clean electricity.

At NearStar Fusion, we are developing fusion technology with the goal to produce clean, affordable, carbon-free energy, ultimately phasing out fossil fuels for energy production.

Invest today. Let's leave our children a clean energy abundant future.

3: Audio/Video

NearStar Fusion's goal is to provide the entire planet with abundant, always-on carbon-free energy, and now is your chance to get in on the action early.

Our goal is to develop a simple, robust, modular fusion power plant design, to enable the mass production of economical power plants and phase out the use of fossil fuels for energy production.

Invest today! Let's provide clean, unlimited energy to the entire world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NEARSTAR FUSION INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF NOVEMBER, A.D. 2021, AT 4:38 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5835624 8100
SR# 20213710618

Authentication: 204615512
Date: 11-05-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:38 PM 11/04/2021
FILED 04:38 PM 11/04/2021
SR 20213710618 - File Number 5835624

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
NEARSTAR FUSION INC.

THE UNDERSIGNED, being all the Directors of NearStar Fusion Inc. (the "Corporation"), a corporation organized under the laws of Delaware, for the purpose of amending the Corporation's Certificate of Incorporation filed pursuant to Section 102 of the Delaware General Corporation Law, hereby certifies, pursuant to Section 241 of the Delaware General Corporation Law, as follows:

FIRST, the name of the Corporation is NearStar Fusion Inc.

SECOND, the Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on April 13, 2021.

THIRD, the amendment effected hereby was duly adopted by all of the Directors of the Corporation in accordance with Section 241 of the Delaware General Corporation Law.

FOURTH, the Corporation has not received any payment for any shares of its stock.

FIFTH, the Certificate of Incorporation of the Corporation is hereby amended by deleting the Article IV thereof, and replacing it in its entirety, to read as follows:

ARTICLE IV
AUTHORIZED STOCK

The total number of shares of stock which the Corporation shall have authority to issue is two million (2,000,000), consisting of 500,000 shares of common stock with voting proxy, par value $0.00001 per share (the "Common Stock w/Voting Proxy"), 1,400,000 shares of common stock, par value $0.00001 per share (the "Common Stock") and 100,000 shares of preferred stock, par value $0.00001 per share (the "Preferred Stock").

A. Common Stock With Voting Proxy. The rights, privileges, restrictions and conditions attaching to the Common Stock w/Voting Proxy are as follows:

1. Voting. Each holder of Common Stock shall transfer the voting rights to the CEO of the Company. The CEO shall cast those votes how She/he sees fit.

2. Distribution on Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up the affairs of the Corporation, whether voluntary or involuntary, the holders of the

Common Stock w/ Voting Proxy shall, after payment of all declared but unpaid dividends in respect of such shares, if any, share ratably and on a *pro rata* the remaining assets of the Corporation.

3. Waiver. Each holder of Common Stock may waive, in writing, any of the requirements herein in its favor, including, without limitation, requirements with respect to the giving of notice.

B. Common Stock. The rights, privileges, restrictions and conditions attaching to the Common Stock are as follows:

4. Voting. Each holder of Common Stock shall be entitled to receive notice of, to attend (in person or by proxy) and to be heard at all meetings of the shareholders of the Corporation (except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series) and shall be entitled to one (1) vote for each share of Common Stock held by such holder at all such meetings.

5. Distribution on Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up the affairs of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall, after payment of all declared but unpaid dividends in respect of such shares, if any, share ratably and on a *pro rata* the remaining assets of the Corporation.

6. Waiver. Each holder of Common Stock may waive, in writing, any of the requirements herein in its favor, including, without limitation, requirements with respect to the giving of notice.

C. Preferred Stock. Shares of Preferred Stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation (the "Board") prior to the issuance of any shares thereof. Each such class of series of Preferred Stock shall have the voting powers, full or limited, or no voting power, and such preferences or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock, as may be adopted from time to time by the Board prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in, all in accordance with the laws of Delaware.

C. Certificates. The Corporation shall have the authority to establish a procedure for the issuance of shares without certificates and shall provide holders of those shares with all information required by law.

IN WITNESS HEREOF, we have made and signed this Certificate of Amendment this 4th day of November 2021 and affirm the statements contained herein are true under the penalty of perjury.

F. Douglas Witherspoon

Randy Roy

Christopher J. Faranetta